INTERMOUNTAIN COMMUNITY BANCORP

December 19, 2013

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Lin

Re:	Intermountain Community Bancorp

Registration Statement on Form S-3; File No. 333—192020

Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, I hereby request on behalf of Intermountain Community Bancorp (the “Company”), that its Registration Statement on Form S-3 filed on October 31, 2013, and pre-effectively amended on December 12, 2013 (File No. 333-192020) (the “Registration Statement”), be made effective at 5:00 p.m. Eastern Daylight Time on December 26, 2013, or as soon as possible thereafter.

On behalf of the Company, I acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•	the Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities as specified in the Registration Statement.

United States Securities and Exchange Commission

December 19, 2013

We would appreciate it if you would notify us by telephone of the effective date of the Registration Statement and would also confirm such advice in writing.

If you should have any questions about the foregoing request, please do not hesitate to contact our counsel, Mr. Stephen M. Klein of Graham & Dunn PC at (206) 340-9648, or the undersigned at (208) 265-3300. Thank you for your cooperation in this matter.

Very truly yours,

/s/ Curt Hecker

Curt Hecker
President and Chief Executive Officer

cc: Stephen M. Klein, Graham & Dunn PC